RiverSource Life Insurance Company
1099 Ameriprise Financial Center
Minneapolis, MN 55474

June 29, 2010

Ms. Sasha S. Parikh

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	RiverSource Life Insurance Company
Item 4.01 8-K filed June 10, 2010
Item 4.01 8-K amended June 16, 2010
File No. 033-28976

Dear Ms. Parikh:

We refer to the letter dated June 22, 2010 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 8-K filed on June 10, 2010 (“8-K”), and the Form 8-K/A filed on June 16, 2010 (“8-K/A”), each for the registrant RiverSource Life Insurance Company (the “Company”).

We have set forth in boldface type the text of the staff’s comments set forth in the aforementioned letter, followed by the Company’s response.

Item 4.01 Amended Form 8-K filed June 16, 2010

1.              Please confirm that you will amend your Item 4.01 8-K to provide the date the client-auditor relationship ceased and update the related disclosures accordingly.

2.              Please include an updated letter from your former auditor addressing your revised disclosures as an exhibit to your Form 8-K/A.

Company Response:

Ernst & Young LLP (“E&Y”) remains engaged as our independent registered public accounting firm.  We are cognizant of our obligation to timely file an Item 4.01 Form 8-K to disclose the date on which we formally dismiss E&Y.  As disclosed in the 8-K/A filed June 16, 2010, we expect E&Y’s dismissal to occur upon the conclusion of its audit engagement for the fiscal year ending December 31, 2010.  At that time, we will (i) provide the disclosures required by Item 304(a)(1) of Regulation S-K updated through the date of filing our Form 10-K for the year ending December 31, 2010, and (ii) provide an updated letter from E&Y addressing such disclosures as an exhibit to our Form 8-K filing.  We expect this filing to be made in the timeframe of early March 2011.

We further acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 8-K and 8-K/A, that staff comments or changes to disclosure in response to staff comments in the 8-K and 8-K/A reviewed by the staff do not foreclose the Commission from taking any action with respect to the 8-K or 8-K/A, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments regarding the foregoing, please contact the undersigned at 612-671-3546.

Very truly yours,

/s/ Brian J. McGrane
Brian J. McGrane
Chief Financial Officer and Executive Vice President

cc:   Bruce H. Saul, General Counsel